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[ACME METALS INCORPORATED LETTERHEAD]


IMMEDIATE RELEASE                     For further information contact:
March 18, 1998                        Joel L. Hawthorne
                                      Director, Investor & Public Relations
                                      Acme Metals Incorporated
                                      (708) 841-8383, ext. 2266


    ACME METALS COMPLETES SALE OF UNIVERSAL TOOL & STAMPING COMPANY, INC.

RIVERDALE, Illinois, March 18, 1998 -- Acme Metals Incorporated (NYSE: AMI;
TSE: AMK) announced today that it has recently completed a cash sale of its Butler, Indiana, subsidiary, Universal Tool & Stamping Company, Inc., to Dura Automotive Systems, Inc. for approximately $18 million.

Stephen D. Bennett, President and CEO of Acme Metals Incorporated, the parent company of Universal, commented, "Since its acquisition in 1987, Universal has been a strong addition and good fit with our downstream integration strategy. However, in order for Universal to continue its leadership position, it needed to become a global supplier to its OEM customers and to offer a broader product line. It was not our strategic focus to make the necessary investment to become a global supplier of automotive components."

Acme Metals will record a gain on the sale of Universal favorably impacting first quarter earnings by approximately $12 million pre-tax, $7 million after tax.

Acme Metals Incorporated, through its operating subsidiaries, is a fully integrated producer of steel, steel strapping and strapping products, and welded steel tubing. Its common stock is traded on the New York Stock Exchange under the symbol AMI and on the Toronto Stock Exchange under the symbol AMK.

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